UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Camden Learning Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

132863101

(CUSIP Number)

January 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 132863101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 553,703
7. Sole Dispositive Power 0
8. Shared Dispositive Power 553,703

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 553,703
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.76%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 132863101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 553,703
7. Sole Dispositive Power 0
8. Shared Dispositive Power 553,703

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 553,703
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.76%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 132863101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 456,468
7. Sole Dispositive Power 0
8. Shared Dispositive Power 456,468

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 456,468
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.57%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 132863101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 508,370
7. Sole Dispositive Power 0
8. Shared Dispositive Power 508,370

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 508,370
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.21%
12.	Type of Reporting Person (See Instructions) OO

Item 1	(a).	Name of Issuer

Camden Learning Corporation (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Financial LP

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Partnership

QVT Financial GP LLC

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Liability Company

QVT Fund LP

Walkers SPV, Walkers House

Mary Street

George Town, Grand Cayman, KY1 9001 Cayman Islands

Cayman Islands Limited Partnership

QVT Associates GP LLC

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

Common stock, $0.0001 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 132863101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

As part of its initial public offering, the Issuer issued units (the “Units”) consisting of shares of Common Stock and warrants (the “Warrants”). Each Unit consists of one share of Common Stock and one Warrant, and each Warrant entitles the holder to purchase one share of Common Stock at a price of $5.50.

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 456,468 shares of Common Stock, and for Quintessence Fund L.P. (“Quintessence”), which beneficially owns 51,902 shares of Common Stock. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”), which holds 45,333 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by the Fund, Quintessence and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 553,703 shares of Common Stock, consisting of the shares owned by the Fund and Quintessence and the shares held in the Separate Account.

The Fund, Quintessence and the Separate Account own Warrants that are not exercisable until the later of the Issuer’s completion of a business combination and November 29, 2008, and will expire on November 29, 2011 or earlier upon redemption. As of the date of this filing, there has been no report of the completion of a business combination.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 508,370 shares of Common Stock.

QVT Financial, QVT Financial GP LLC, the Fund and QVT Associates GP LLC acquired beneficial ownership of more than 5% of the class of equity securities as of January 31, 2007. The reported share amounts reflect amounts beneficially owned by the reporting persons as of that date, as adjusted for subsequent transactions through the date hereof.

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence and held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon 8,188,800 shares of Common Stock outstanding, determined based on information in the audited financial statements filed with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 11, 2007 and in the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2007.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2008

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 7, 2008

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member